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                                  EXHIBIT 20.1




IMMEDIATE RELEASE                   Contact: Lucious T. (Tim) Harris, Treasurer
-----------------                            Capital Bancorp
                                             (305) 536-1677
                                             Jean Woodcock
                                             Rubin Barney & Birger
                                             (305) 448-7450



               CAPITAL BANCORP IN DISCUSSION WITH SEVERAL PARTIES
               --------------------------------------------------

        MIAMI -- July 31, 1997 -- Capital Bancorp (Nasdaq: CBCP) said today that it is in discussions with several parties concerning a possible merger transaction. The Company said there can be no assurance as to whether or when it would enter into any agreement with respect to such a transaction. The Company also said that it would have no further comment on this subject pending either the announcement of a transaction or the abandonment of all merger discussions.

        Miami-based Capital Bank, which has 28 South Florida offices, is a wholly owned subsidiary of Capital Bancorp. The Bank had assets of approximately $1.9 billion and deposits of approximately $1.2 billion as of June 30, 1997. Capital Bank owns approximately 81 percent of Capital Factors Holding, Inc., which is a specialized financial services company headquartered in Boca Raton with offices in Los Angeles, New York City, Charlotte and Atlanta. Capital Bancorp's Common Stock is traded on the Nasdaq National Market under the symbol CBCP. Capital Factors Holding, Inc's Common Stock is traded on the Nasdaq National Market under the symbol CAPF.